Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: November 2002

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F   X                      Form 40-F
                          -------                              -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                 Yes                                    No   X
                     -----                                  ---

     If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index



1. Interim Report for First Three Quarters of 2002.

                                    EXHIBIT 1





Prepared in accordance with International Accounting Standards, IAS (unaudited)

Report on the First Three Quarters of 2002


--   Sharp increase in profit from operations and profit after tax in Q3
--   Operational cash flow more than doubled during the first three quarters
--   Reduction in losses at SGL Technologies exceeds expectations
--   Success of restructuring measures above plan


The Company generated consolidated sales revenue of (euro)284 million in Q3/2002, 2% above the revenue for Q2 and 5% below the prior-year quarter. Profit from operations increased in Q3 to (euro)11 million, up 56% compared with Q2 and 82% on the prior-year quarter. Net financing costs were (euro)7 million in Q3 after (euro)9 million in Q2 and income of (euro)1 million in the prior-year quarter.

Profit before tax in Q3 was (euro)4 million after a loss of (euro)1 million in Q2/2002 and a profit of (euro)8 million in Q3/2001. Following two quarters in which a net loss was recorded the Company returned in Q3/2002 to generate a profit after tax of (euro)5 million (Q2/2002: (euro)-2 million, Q3/2001: (euro)3 million).

Consolidated sales revenue for the nine-month period was down 10% on the prior year at (euro)822 million; this overall decline is due to cyclical weakness in key SGL Carbon customer industries. Profit from operations amounted to (euro)19 million and the loss after tax was (euro)6 million (2001: (euro)5 million and (euro)-34 million net loss including a (euro)35 million provision for antitrust risks).

As a result of its five-point program the Company further reduced net financial liabilities in Q3. At (euro)454 million as of the end of the period under review they were (euro)73 million lower compared to the beginning of the year. In the first nine months working capital has been cut by (euro)74 million - excluding exchange rate effects - through focused inventory management and sale of receivables. Operational cash flow increased to (euro)154 million compared to
(euro)67 million in the comparable prior-year period excluding exchange rate effects. We improved the free cash flow by (euro)102 million to (euro)70 million.

At the end of September the Company's share price came under heavy pressure and fell below (euro)5.00 at times. The reason for this, in addition to the generally weak stock market climate, was unconfirmed speculation about a possible fine by the European antitrust authorities related to Graphite Specialties. However, the investigations in question are not related to new facts, but are part of investigations which have been ongoing in Europe since 1997. The Company already published information about this at the end of June in the course of its regular reporting. All transactions are connected to the
(euro)80 million fine imposed on Graphite Electrodes in July 2001; the Company is currently taking legal actions against this decision at the EU court for reasons of double punishment and gross disproportion. The Company is confident that the court will confirm this opinion.

Businesses of Carbon and Graphite as well as SGL Technologies were in line with, or in some cases slightly above, the estimates given at the beginning of the year. In the case of Graphite Specialties and Corrosion Protection, however, demand has slowed significantly and orders have been postponed into 2003. Restructuring and cost-cutting plans are ahead of schedule, and the Company therefore intends to bring forward additional measures planned for 2003; these mainly include headcount reduction, originally of 430 and now of over 650 jobs, as well as an additional reduction in inventories to further improve working capital and cash flow. The estimated costs of approximately (euro)10 million will be brought forward to Q4/2002 and accordingly relieve the result for 2003. The Company anticipates that the result for H2 will improve significantly on the result for H1.

Negotiations on Group refinancing are currently in progress; SGL expects to be able to conclude them within a few weeks, thus putting the Group's financing on a sound more midterm footing.


Financial Highlights ((euro)million, except per share amounts)
------------------------------------------------------------------------------------------------------------
                                                               First Three Quarters    First Three Quarters
------------------------------------------------------------------------------------------------------------
(unaudited)                                                                    2002                    2001
------------------------------------------------------------------------------------------------------------
Sales revenue                                                                 821.9                   915.0
------------------------------------------------------------------------------------------------------------
EBITDA before antitrust charge1                                                79.9                   105.0
------------------------------------------------------------------------------------------------------------
Profit from operations before antitrust charge1                                19.2                    40.3
------------------------------------------------------------------------------------------------------------
Profit from operations
after antitrust charge1                                                        19.2                     5.3
------------------------------------------------------------------------------------------------------------
Return on sales2                                                              2.3 %                   4.4 %
------------------------------------------------------------------------------------------------------------
Net loss before minority interests                                             -6.2                   -33.7
------------------------------------------------------------------------------------------------------------
Earnings per share                                                            -0.30                   -1.56
------------------------------------------------------------------------------------------------------------
Operational cash flow3                                                        154.3                    67.2
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
                                                                           Sept 30,                 Dec 31,
------------------------------------------------------------------------------------------------------------
(unaudited)                                                                    2002                    2001
------------------------------------------------------------------------------------------------------------
Total assets                                                                  1,346                   1,495
------------------------------------------------------------------------------------------------------------
Equity                                                                          220                     255
------------------------------------------------------------------------------------------------------------
Net financial liabilities (net debt)                                            454                     527
------------------------------------------------------------------------------------------------------------
Debt ratio (gearing)4                                                           2.1                     2.1
------------------------------------------------------------------------------------------------------------
Equity ratio5                                                                16.3 %                  17.1 %
------------------------------------------------------------------------------------------------------------

1    Antitrust charge of 35 million in second quarter of 2001.
2    Ratio of profit from operations before antitrust charge to sales revenue.
3    Without currency exchange rate effects.
4    Financial liabilities less cash and cash equivalents divided by shareholders' equity.
5    Shareholders' equity divided by total assets.



News from SGL Carbon's Businesses

--   SGL Carbon Subsidiary HITCO wins Contract for Airbus A-380
     For further details, please visit our website at WWW.SGLCARBON.COM
                                                      -----------------

Segment reporting


Carbon and Graphite [CG]
-----------------------------------------------------------------------------
                                First Three Quarters     First Three Quarters
-----------------------------------------------------------------------------
((euro)million)                                 2002                     2001
-----------------------------------------------------------------------------
Sales revenue                                  402.3                    464.5
-----------------------------------------------------------------------------
EBITDA                                          69.2                     91.5
-----------------------------------------------------------------------------
Profit from operations                          42.1                     64.1
-----------------------------------------------------------------------------
Return on sales                               10.5 %                   13.8 %
-----------------------------------------------------------------------------


     -- Sales revenue in Carbon and Graphite amounted to (euro)136 million in Q3, a decline of 3% on Q2 that was primarily due to exchange rate effects. During the nine-month period, sales revenue dropped 13% to
          (euro)402 million, mainly as a result of price factors and low volume in Q1.

     -- The steel industry continues to show signs of improvement following the specific crisis in the USA and the end of the inventory reductions in Europe. Demand also picked up in Asia. Despite the fact that Q3 in Graphite Electrodes is typically weaker for seasonal reasons, sales volume increased here by 6% to 44,500 tons compared to 42,100 tons in Q2. For the year to date period this was 7% down on the prior year at 121,200 tons. The average price for Graphite Electrodes in Q3 was
          (euro)2,200/ton, a decline of 17% on the prior-year quarter. Carbon and Graphite intends to apply the price increase of approximately 10%
          - as previously announced - to contracts to be negotiated for 2003.

     -- Profit from operations rose 47% to (euro)18 million (Q2/2002: (euro)12 million), up 22% on Q3/2001 ((euro)15 million) mainly as a result of successful restructuring. Profit from operations for the first nine months amounted to (euro)42 million, down 34% on the prior-year period ((euro)64 million).

     -- Business in the remaining Carbon and Graphite areas (carbon electrodes, cathodes, furnace linings) was healthy; sales revenue increased by 15% to (euro)111 million compared to the first nine months of 2001. This was principally due to the strong business in cathodes for the aluminum industry.

     -- Carbon and Graphite expects demand to remain high in Q4 and that results will develop along similar lines to Q3.


Graphite Specialties [GS]1
-----------------------------------------------------------------------------------
                                  First Three Quarters        First Three Quarters
-----------------------------------------------------------------------------------
((euro)million)                                   2002                        2001
-----------------------------------------------------------------------------------
Sales revenue                                    150.9                       183.5
-----------------------------------------------------------------------------------
EBITDA                                            17.3                        35.0
-----------------------------------------------------------------------------------
Profit from operations                             3.6                        18.4
-----------------------------------------------------------------------------------
Return on sales                                  2.4 %                      10.0 %
-----------------------------------------------------------------------------------

1 2001 Business Area results have been restated to reclassify the graphite foils business (expanded graphite) from GS to SGL T

     -- The continued economic slowdown in Europe and North America in several key industries, such as semiconductors, plant and engineering and chemical industry, led to a decline in sales revenue of 18% to
          (euro)151 million in the first nine months of the current fiscal year compared to the prior-year period. Sales revenue in Q3/2002 remained constant at (euro)50 million compared to Q2/2002 (Q3/2001: (euro)56 million).

     -- Profit from operations during the first nine months of 2002 amounted to (euro)4 million compared to (euro)18 million for the prior-year period, and was particularly affected by the 15% drop in volume and by focused reductions in inventory. Despite this decline in sales revenue, GS successfully reduced inventories by (euro)16 million in the year-to-date period in order to increase cash flow, and generated a profit from operations of (euro)1 million in Q3. This figure was unchanged from Q2/2002 (Q3/2001: (euro)7 million).

     -- Graphite Specialties does not anticipate significant improvement in demand during Q4/2002. Restructuring measures to be brought forward from 2003 will affect the result by a single-digit million figure, together with reductions in inventories designed to prioritize the goals of increasing cash flow and reducing financial liabilities.



Corrosion Protection [CP]
-----------------------------------------------------------------------------
                              First Three Quarters       First Three Quarters
-----------------------------------------------------------------------------
((euro)million)                               2002                       2001
-----------------------------------------------------------------------------
Sales revenue                               151.4                      163.1
-----------------------------------------------------------------------------
EBITDA                                        6.8                        8.6
-----------------------------------------------------------------------------
Profit from operations                          -                        1.0
-----------------------------------------------------------------------------
Return on sales                             0.0 %                      0.6 %
-----------------------------------------------------------------------------

     -- Customers in the chemical, energy and environmental industries are continuing their cautious policy on investment and maintenance expenditures, resulting in a drop in sales revenue of 7% to (euro)151 million for the first three quarters compared to the prior-year period. Due to seasonal effects, sales revenue rose by 26% compared to Q2 to (euro)59 million, despite declining 6% compared to Q3/2001.

     -- CP broke even in terms of its profit from operations in Q3 and for the first nine months. The latter figure was down (euro)1 million in total compared to the first three quarters of 2001, mainly due to poor sales revenue and staff reduction costs.

     -- Business conditions are not expected to improve in CP in the short term; however, CP does anticipate a positive overall profit from operations, due to the fact that billing for projects generally takes place in Q4. Nevertheless, profit from operations will be substantially down on 2001 figures due to the downturn in the economy and postponement of orders into 2003.

     -- Ongoing cost-cutting measures are proving effective and will continue to contribute to increasing profitability.

           As in Graphite Specialties, additional staff cuts which the Company intends to bring forward from 2003 into Q4/2002 will affect the Q4 result by a low single-digit million figure.


Established Businesses [CG, GS, CP]
---------------------------------------------------------------------------------
                                First Three Quarters        First Three Quarters
---------------------------------------------------------------------------------
((euro)million)                                 2002                        2001
---------------------------------------------------------------------------------
Sales revenue                                  704.6                       811.1
---------------------------------------------------------------------------------
EBITDA                                          93.3                       135.1
---------------------------------------------------------------------------------
Profit from operations                          45.7                        83.5
---------------------------------------------------------------------------------
Return on sales                                6.5 %                      10.3 %
---------------------------------------------------------------------------------



SGL Technologies [T]1
---------------------------------------------------------------------------------
                             First Three Quarters           First Three Quarters
---------------------------------------------------------------------------------
((euro)million)                              2002                           2001
---------------------------------------------------------------------------------
Sales revenue                               115.4                          101.2
---------------------------------------------------------------------------------
EBITDA                                        3.3                          -14.0
---------------------------------------------------------------------------------
Loss from operations                         -9.7                          -27.1
---------------------------------------------------------------------------------
Return on sales                            -8.4 %                        -26.8 %
---------------------------------------------------------------------------------

1 2001 Business Area results have been restated to reclassify the graphite foils business (expanded graphite) from GS to SGL T


     -- Sales revenue at SGL T remained approximately constant at (euro)39 million in Q3 compared to the prior quarter and was up 29% on Q3/2001. Business for the year to date was up 14% to (euro)115 million. Developments in aerospace/defense, brake discs, fibers and foils were particularly encouraging.

     -- Despite the vacation season SGL T's loss was up slightly quarter-on-quarter in Q3/2002, but down substantially compared to the prior-year quarter. All in all, the loss declined from (euro)27 million to (euro)10 million during the nine-month period, thus contributing to the Company's growth drive and cost-cutting measures.

     -- HITCO Carbon Composites, Inc., SGL's US subsidiary, has secured a strategically important order from Airbus Deutschland GmbH to supply tail unit components for the new Airbus A-380.

     -- The new plant for the series production of the Company's carbon-ceramic brake discs is operating smoothly and producing consistently high quality. Carbon Fibers business is improving, with sales revenue increasing sharply. Graphite Foils business (expanded graphite) for the automotive industry continues to develop positively.

     -- For the year 2002 as a whole, SGL T continues to expect to cut losses by at least 50% compared to 2001.



Corporate
------------------------------------------------------------------------------
                            First Three Quarters         First Three Quarters
------------------------------------------------------------------------------
((euro)million)                              2002                         2001
------------------------------------------------------------------------------
Sales revenue                                1.9                          2.7
------------------------------------------------------------------------------
Corporate costs                            -16.8                        -16.1
------------------------------------------------------------------------------

     -- Costs in the first nine months of 2002 were in line with projections for the year at(euro)17 million.

     -- For the year 2002 as a whole, SGL also expects costs to remain almost unchanged in comparison to 2001.



Employees

           The number of employees of the Group dropped by 666 from 8,197 at the end of 2001 to 7,531 at September 30, 2002 as a result of restructuring measures.




Consolidated Income Statement ((euro)million, except per share amounts)
-------------------------------------------------------------------------------------------------------------------
                                                                       First Three Quarters   First Three Quarters
-------------------------------------------------------------------------------------------------------------------
(unaudited)                                                                            2002                   2001
-------------------------------------------------------------------------------------------------------------------
Sales revenue                                                                         821.9                  915.0
-------------------------------------------------------------------------------------------------------------------
Gross profit                                                                          173.9                  213.7
-------------------------------------------------------------------------------------------------------------------
Selling, administrative, research and other costs                                    -154.7                 -173.4
-------------------------------------------------------------------------------------------------------------------
Profit from operations before antitrust charge                                         19.2                   40.3
-------------------------------------------------------------------------------------------------------------------
Antitrust charge                                                                          -                  -35.0
-------------------------------------------------------------------------------------------------------------------
Profit from operations                                                                 19.2                    5.3
-------------------------------------------------------------------------------------------------------------------
Financing costs:
-------------------------------------------------------------------------------------------------------------------
           Interest expense on loans                                                  -20.2                  -19.5
-------------------------------------------------------------------------------------------------------------------
           Interest expense on pensions                                                -7.8                   -7.3
-------------------------------------------------------------------------------------------------------------------
           Currency impacts on antitrust liabilities (non-cash)                         2.7                   -2.1
-------------------------------------------------------------------------------------------------------------------
           Imputed interest on antitrust liabilities (non-cash)                         1.8                   -3.3
-------------------------------------------------------------------------------------------------------------------
           Other                                                                        1.3                      -
-------------------------------------------------------------------------------------------------------------------
Net financing costs                                                                   -22.2                  -32.2
-------------------------------------------------------------------------------------------------------------------
Loss before tax                                                                        -3.0                  -26.9
-------------------------------------------------------------------------------------------------------------------
Income tax                                                                             -3.2                   -6.8
-------------------------------------------------------------------------------------------------------------------
Net loss before minority interests                                                     -6.2                  -33.7
-------------------------------------------------------------------------------------------------------------------
Earnings per share                                                                    -0.30                  -1.56
-------------------------------------------------------------------------------------------------------------------


     -- The Company increased its profit from operations in Q3 in line with estimates to just over (euro)11 million, which led to a profit of
          (euro)19 million for the first nine months (prior year: (euro)5 million after provisions for antitrust risks of (euro)35 million).

     -- Interest expense on loans over the nine months remained constant compared to the prior year at around (euro)20 million; the average interest rate for the period was 4.5% (prior year: 4.9%).

     -- Translation of the US antitrust liabilities in the course of the current year-to-date period led to a positive (non-cash) exchange rate effect of (euro)3 million due to the weakness of the US dollar.

     -- Non-cash interest accrued on liabilities from antitrust proceedings contributed positively to the net financial costs in the year-to-date period. As reported, the renegotiation of the payment plan had led to an one-time reduction in the financial result of (euro)5 million in Q1/2002.

     -- Tax expense is the result of positive earnings from foreign subsidiaries that cannot be offset against losses from other Group companies. Deferred tax assets on ongoing losses in 2002 remained unrecognized for the Group's companies in the USA and the United Kingdom. This resulted in a tax relief shortfall of (euro)7 million which possibly can be utilized in the future.

     -- Earnings per share are calculated on the basis of an average of 21.8 million shares outstanding (2001: 21.6 million).


     --   Consolidated Balance Sheet ((euro) million)
----------------------------------------------------------------------------------------------------
                                                                      Sept 30,              Dec 31,
(unaudited)                                                               2002                 2001
----------------------------------------------------------------------------------------------------
Assets
----------------------------------------------------------------------------------------------------
Intangible assets                                                          101                  111
----------------------------------------------------------------------------------------------------
Property, plant and equipment                                              493                  554
----------------------------------------------------------------------------------------------------
Long-term investments                                                       34                   34
----------------------------------------------------------------------------------------------------
Noncurrent assets                                                          628                  699
----------------------------------------------------------------------------------------------------
Inventories                                                                332                  394
----------------------------------------------------------------------------------------------------
Trade receivables                                                          208                  262
----------------------------------------------------------------------------------------------------
Other current assets including cash and cash equivalents                    92                   60
----------------------------------------------------------------------------------------------------
Current assets                                                             632                  716
----------------------------------------------------------------------------------------------------
Deferred tax assets                                                         86                   80
----------------------------------------------------------------------------------------------------
Total assets                                                             1,346                1,495
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
                                                                      Sept 30,              Dec 31,
(unaudited)                                                               2002                 2001
----------------------------------------------------------------------------------------------------
Equity and Liabilities
----------------------------------------------------------------------------------------------------
Equity                                                                     220                  255
----------------------------------------------------------------------------------------------------
Minority interests                                                           2                    1
----------------------------------------------------------------------------------------------------
Provisions for pensions and other employee benefits                        193                  193
----------------------------------------------------------------------------------------------------
Other provisions                                                           147                  165
----------------------------------------------------------------------------------------------------
Provisions                                                                 340                  358
----------------------------------------------------------------------------------------------------
Financial liabilities                                                      490                  539
----------------------------------------------------------------------------------------------------
Trade payables                                                              90                  108
----------------------------------------------------------------------------------------------------
Other liabilities                                                          166                  197
----------------------------------------------------------------------------------------------------
Liabilities                                                                746                  844
----------------------------------------------------------------------------------------------------
Deferred tax liabilities                                                    38                   37
----------------------------------------------------------------------------------------------------
Total equity and liabilities                                             1,346                1,495
----------------------------------------------------------------------------------------------------

     -- Total assets declined by(euro)149 million compared to December 31, 2001, of which(euro)76 million is due to exchange rate effects.

     -- Half of the decline in noncurrent assets of (euro)71 million was due to exchange rate translation differences, and half to depreciation and amortization in excess of capital expenditures.

     --   The reduction in inventories amounted to (euro)62 million, with
          (euro)18 million resulting from exchange rate effects and (euro)44 million from successful inventory management measures.

     -- Reduced sales revenue in the current fiscal year as well as increased sales of receivables resulted in a decline in trade receivables of
          (euro)54 million compared to December 31, 2001.

     -- Net financial liabilities were reduced by(euro)73 million to(euro)454 million compared to December 31, 2001.

     -- The equity ratio was 16% compared to 17% at the end of 2001, mainly due to exchange rate effects.




Consolidated Statement of Changes in Equity ((euro)million)
----------------------------------------------------------------------------------------
(unaudited)                                                       2002             2001
----------------------------------------------------------------------------------------
Balance at January 1                                               255              337
----------------------------------------------------------------------------------------
Capital increase                                                     1                2
----------------------------------------------------------------------------------------
Net loss, net of minority interests                                 -6              -34
----------------------------------------------------------------------------------------
Currency exchange differences and other                            -30                2
----------------------------------------------------------------------------------------
Balance at September 30                                            220              307
----------------------------------------------------------------------------------------





Consolidated Cash Flow Statement ((euro) million)
----------------------------------------------------------------------------------------------------------------
                                                           First Three Quarters            First Three Quarters
(unaudited)                                                                2002                            2001
----------------------------------------------------------------------------------------------------------------
Profit from operations1                                                    19.2                            40.3
----------------------------------------------------------------------------------------------------------------
Depreciation and amortization                                              60.7                            64.7
----------------------------------------------------------------------------------------------------------------
EBITDA                                                                     79.9                           105.0
----------------------------------------------------------------------------------------------------------------
Decrease (increase) in working capital                                     74.4                           -37.8
----------------------------------------------------------------------------------------------------------------
Operational cash flow                                                     154.3                            67.2
----------------------------------------------------------------------------------------------------------------
Payments related to antitrust proceedings                                  -8.3                           -18.6
----------------------------------------------------------------------------------------------------------------
Other operating cash uses                                                 -54.5                           -21.7
----------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                      91.5                            26.9
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
Capital expenditures                                                      -32.1                           -66.2
----------------------------------------------------------------------------------------------------------------
Other investing activities                                                 10.3                             7.0
----------------------------------------------------------------------------------------------------------------
Cash used in investing activities                                         -21.8                           -59.2
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
Cash used in/provided by financing activities                             -44.7                            34.0
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
Effect of foreign exchange rate changes in cash                            -1.7                               -
----------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                  23.3                             1.7
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of the period                       12.1                             9.8
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of the period                             35.4                            11.5
----------------------------------------------------------------------------------------------------------------

1    Before antitrust charge

     -- The Group generated EBITDA1 of(euro)80 million in the nine-month period under review, after(euro)105 million in the comparable period of the prior year.

     -- Working capital2 was reduced by(euro)74 million during the nine-month period under review after adjustment for exchange rate effects.

     -- The Group was also able to increase operational cash flow3 by 130% to(euro)154 million, compared to(euro)67 million in the prior-year nine-month period.

     --   Cash and cash equivalents at the end of the current period amounted to
          (euro)35 million; this resulted in a free cash flow4 of (euro)70 million for the fiscal year-to-date, compared to (euro)-32 million for the same prior-year period, an improvement of (euro)102 million.

     -- At(euro)32 million, capital expenditures were around(euro)29 million below depreciation and amortization ((euro)61 million) in the period under review.

     -- Net cash used in financing activities of(euro)45 million was used to reduce financial liabilities.


1 EBITDA: earnings before interest, tax, depreciation and amortization on noncurrent assets
2  Working capital: inventories plus trade receivables minus trade payables
3  Operational cash flow: EBITDA plus change in working capital
4 Free cash flow: net cash provided by operating activities minus net cash used in investing activities


SGL CARBON AG
Head Office
Investor Relations

Rheingaustrasse 182
D-65203 Wiesbaden
Phone      +49 (611) 60 29-100
Fax        +49 (611) 60 29-101
e-mail     cpc@sglcarbon.de
WWW.SGLCARBON.COM



Important note:
This presentation contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to sales and earnings figures, based on currently available information. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include unforeseeable alterations in electric steel production, the possibility of changing economic and competitive conditions, changes in currency rates, technological developments, unanticipated developments relating to recently acquired businesses and Group companies, unforeseen difficulties relating to investigations by the North American and European antitrust authorities and the civil actions related to these investigations and other risks and uncertainties, including those detailed in the Company's filings with the US Securities and Exchange Commission. SGL Carbon does not intend to update these forward-looking statements and does not assume any obligation to do so.


Sales Revenue & Profit from Operations by Quarter ((euro)million)

-----------------------------------------------------------------------------------------------------------------------------
                                                                              2001                                      2002
-----------------------------------------------------------------------------------------------------------------------------
Sales revenue              Q1        Q2        Q3       First        Q4       Year        Q1        Q2        Q3       First
                                                        Three                                                          Three
                                                     Quarters                                                       Quarters
-----------------------------------------------------------------------------------------------------------------------------
Carbon and Graphite     153.1     164.4     147.0       464.5     155.3      619.8     127.2     139.6     135.5       402.3
-----------------------------------------------------------------------------------------------------------------------------
Graphite                 63.6      63.5      56.4       183.5      47.2      230.7      51.4      50.0      49.5       150.9
Specialties1
-----------------------------------------------------------------------------------------------------------------------------
Corrosion                48.7      51.4      63.0       163.1      72.7      235.8      45.0      47.1      59.3       151.4
Protection
-----------------------------------------------------------------------------------------------------------------------------
Established             265.4     279.3     266.4       811.1     275.2    1,086.3     223.6     236.7     244.3       704.6
Businesses1
-----------------------------------------------------------------------------------------------------------------------------
SGL Technologies1        34.6      36.5      30.1       101.2      33.9      135.1      36.4      40.2      38.8       115.4
-----------------------------------------------------------------------------------------------------------------------------
Other                     0.4       0.6       1.7         2.7       9.2       11.9       1.0       0.2       0.7         1.9
-----------------------------------------------------------------------------------------------------------------------------
                        300.4     316.4     298.2       915.0     318.3    1,233.3     261.0     277.1     283.8       821.9
-----------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------
                                                                              2001                                      2002
-----------------------------------------------------------------------------------------------------------------------------
Profit (loss) from         Q1        Q2        Q3       First        Q4       Year        Q1        Q2        Q3       First
operations2                                             Three                                                          Three
                                                     Quarters                                                       Quarters
-----------------------------------------------------------------------------------------------------------------------------
Carbon and Graphite      22.8      26.5      14.8        64.1      14.8       78.9      11.7      12.3      18.1        42.1
-----------------------------------------------------------------------------------------------------------------------------
Graphite                  5.8       6.0       6.6        18.4       3.9       22.3       1.8       1.1       0.7         3.6
Specialties1
-----------------------------------------------------------------------------------------------------------------------------
Corrosion                 0.2       0.8         -         1.0      11.6       12.6      -1.9       1.9         -           -
Protection
-----------------------------------------------------------------------------------------------------------------------------
Established              28.8      33.3      21.4        83.5      30.3      113.8      11.6      15.3      18.8        45.7
Businesses1
-----------------------------------------------------------------------------------------------------------------------------
SGL Technologies1        -9.8      -7.7      -9.6       -27.1      -6.6      -33.7      -4.6      -2.3      -2.8        -9.7
-----------------------------------------------------------------------------------------------------------------------------
Corporate Costs          -5.4      -5.0      -5.7       -16.1      -5.3      -21.4      -6.0      -5.9      -4.9       -16.8
-----------------------------------------------------------------------------------------------------------------------------
                         13.6      20.6       6.1        40.3      18.4       58.7       1.0       7.1      11.1        19.2
-----------------------------------------------------------------------------------------------------------------------------




Consolidated Income Statements by Quarter ((euro) million)

--------------------------------------------------------------------------------------------------------------------------------
                                                                                   2001                                     2002
--------------------------------------------------------------------------------------------------------------------------------
                                 Q1       Q2        Q3       First        Q4       Year       Q1        Q2        Q3       First
                                                             Three                                                         Three
                                                          Quarters                                                      Quarters
--------------------------------------------------------------------------------------------------------------------------------
Sales revenue                 300.4    316.4     298.2       915.0     318.3    1,233.3    261.0     277.1     283.8       821.9
--------------------------------------------------------------------------------------------------------------------------------
Cost of sales                -230.4   -237.3    -233.6      -701.3    -240.5     -941.8   -210.4    -216.4    -221.2      -648.0
--------------------------------------------------------------------------------------------------------------------------------
Gross profit                   70.0     79.1      64.6       213.7      77.8      291.5     50.6      60.7      62.6       173.9
--------------------------------------------------------------------------------------------------------------------------------
Selling/administration/
research/other                -56.4    -58.5     -58.5      -173.4     -59.4     -232.8    -49.6     -53.6     -51.5      -154.7
--------------------------------------------------------------------------------------------------------------------------------
Profit from operations2        13.6     20.6       6.1        40.3      18.4       58.7      1.0       7.1      11.1        19.2
--------------------------------------------------------------------------------------------------------------------------------
Antitrust charge                  -    -35.0         -       -35.0         -      -35.0        -         -         -           -
--------------------------------------------------------------------------------------------------------------------------------
Restructuring charge              -        -         -           -     -41.0      -41.0        -         -         -           -
--------------------------------------------------------------------------------------------------------------------------------
Profit (loss) from operations  13.6    -14.4       6.1         5.3     -22.6      -17.3      1.0       7.1      11.1        19.2
--------------------------------------------------------------------------------------------------------------------------------
Net financing costs           -17.3    -16.3       1.4       -32.2     -16.3      -48.5     -6.3      -8.5      -7.4       -22.2
--------------------------------------------------------------------------------------------------------------------------------
Profit (loss) before tax       -3.7    -30.7       7.5       -26.9     -38.9      -65.8     -5.3      -1.4       3.7        -3.0
--------------------------------------------------------------------------------------------------------------------------------
Income tax                      1.3     -3.3      -4.8        -6.8     -22.4      -29.2     -4.0      -0.8       1.6        -3.2
--------------------------------------------------------------------------------------------------------------------------------
Net profit (loss) before       -2.4    -34.0       2.7       -33.7     -61.3      -95.0     -9.3      -2.2       5.3        -6.2
minority interests
--------------------------------------------------------------------------------------------------------------------------------


1 2001 Business Area results have been restated to reclassify of the graphite foils business (expanded graphite) from Graphite Specialties to SGL Technologies
2    Before antitrust charge and restructuring charge

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  SGL CARBON Aktiengesellschaft



Date: November 7, 2002  By:       /s/ Robert J. Kohler
                                  ------------------------------
                                  Name:      Robert J. Koehler
                                  Title:     Chairman of the Board of Management


                                  By:        /s/ Dr. Bruno Toniolo
                                             -----------------------------
                                  Name:      Dr. Bruno Toniolo
                                  Title:     Member of the Board of Management